UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16

Under the Securities Exchange Act of 1934

For the Month of February 2019

Commission file number 001-14184

B.O.S. Better Online Solutions Ltd.

(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 7535825, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

B.O.S. Better Online Solutions Ltd.

B.O.S. Better Online Solutions Ltd. (the “Company”) is filing this Form 6-K to incorporate the following exhibits into the Company’s Registration Statement on Form F-3 (SEC File No. 333-223158) and, in the case of Exhibits 99.2 and 99.3, into all other effective Registration Statements filed by the Company under the Securities Act of 1933, as amended, to the extent not superseded by documents or reports subsequently filed.

The following exhibits are attached:

99.1	Opinion of Gornitzky & Co., Israeli counsel for B.O.S. Better Online Solutions Ltd.

99.2	Articles of Association of B.O.S. Better Online Solutions Ltd., as amended on July 18, 2018 (incorporated by reference to the Company’s Form S-8 filed on November 13, 2018).

99.3	Memorandum of Association of B.O.S. Better Online Solutions Ltd., as amended on July 18, 2018 (incorporated by reference to the Company’s Form S-8 filed on November 13, 2018).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd.
(Registrant)

By:	/s/ Eyal Cohen
Eyal Cohen
Co-Chief Executive Officer and Chief Financial Officer

Dated: February 25, 2019

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Opinion of Gornitzky & Co., Israeli counsel for B.O.S. Better Online Solutions Ltd.

99.2	Articles of Association of B.O.S. Better Online Solutions Ltd., as amended on July 18, 2018 (incorporated by reference to the Company’s Form S-8 filed on November 13, 2018).

99.3	Memorandum of Association of B.O.S. Better Online Solutions Ltd., as amended on July 18, 2018 (incorporated by reference to the Company’s Form S-8 filed on November 13, 2018).

3